SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

04030850

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

SUPPL

June 11, 2004

RECEIVED
2004 JUN 21 A 11:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

June 11, 2004	Stock Exchange Announcement – Director Shareholding – Long Term Incentive Share Option Plan – options granted to I Mason, JL Hewitt, and RB Butler

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: Christopher C. Roberts

Christopher C. Roberts

PROCESSED
JUN 21 2004
THOMSON FINANCIAL

dlw 6/21

Enclosure
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-38.doc
T:061904

REG-Electrocomponents Director Shareholding

RNS Number:6842Z
Electrocomponents PLC
11 June 2004

ELECTROCOMPONENTS PLC ("Electrocomponents")

Long Term Incentive Share Option Plan (the " Plan")

Electrocomponents announces the following:

On 11 June 2004, the Company was informed that on 11 June 2004 the Remuneration Committee granted options over Electrocomponents 10p ordinary shares ("Shares") to Mr I Mason (Group Chief Executive), Mr J L Hewitt (Deputy Chairman and Group Finance Director), and Mr R B Butler (Chief Process Officer) under the Rules of the Plan as follows:

Director	Number of Shares	Exercise Price	Total Interest in Share Options
I Mason	525,000	365p	1,679,197
J L Hewitt	435,000	365p	1,357,264
R B Butler	340,000	365p	1,111,351

The options are subject to performance conditions which determine the proportion (which can vary between 0% and 100%) which will eventually vest.

Following these transactions, Mr Mason has an interest in 37,349 Shares, Mr Hewitt has an interest in 75,382 Shares and Mr Butler has an interest in 38,349 Shares, together representing less than 0.1% of the issued share capital of the Company.

At the close of business on 10 June 2004, the mid market price of 10p ordinary shares in Electrocomponents plc was 368.75p.

CARMELINA CARFORA

GROUP COMPANY SECRETARY

(Tel: 01865 204000)

11 June 2004